UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc

(Exact Name of Registrant as Specified in its Charter)

Block B, Xing Ke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                  No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                  No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On January 10, 2005, eLong, Inc. (the “Company”) issued a press release announcing that IAC/InterActiveCorp has successfully completed the purchase of 17,362,134 shares of high-vote ordinary shares of the Company for $6.21 per high-vote ordinary share (the equivalent of $12.42 per ADS), or an aggregate cash purchase price of approximately $108 million.

The Company’s press release is furnished as Exhibit 99.1 to this report.

The information herein and in the press release are intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits.

99.1	Press Release issued by the Company on January 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: January 12, 2005	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

ELONG ANNOUNCES COMPLETION OF WARRANT EXERCISE BY

IAC/INTERACTIVECORP

BEIJING - January 10, 2005 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today announced that IAC/InterActiveCorp (NASDAQ: IACI) has successfully completed the purchase of 17,362,134 shares of high-vote ordinary stock of eLong for $6.21 per high-vote ordinary share (the equivalent of $12.42 per ADS), or an aggregate cash purchase price of approximately $108 million.

As a result of the purchase, IAC now owns approximately 52% of the outstanding capital stock of eLong (on a fully diluted basis), representing approximately 96% of the total voting power of eLong. IAC’s investment in eLong will continue to be managed by IAC Travel - Asia Pacific, a division of IAC Travel, and its financial results will be consolidated with those of IAC, as part of IAC Travel, following the completion of the purchase.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net.

About IAC/InterActiveCorp

IAC operates leading and diversified businesses in sectors being transformed by the internet, online and offline... our mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. To view a full list of the companies of IAC please visit our website at http://iac.com

eLong Contact Information:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633